FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on issue of short-term debentures of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on July 6, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SHORT-TERM DEBENTURES

This announcement is made by Huaneng Power International, Inc. (the ÒCompanyÓ) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As resolved at the 2009 annual general meeting of the Company held on 22 June 2010, the Company has been given a mandate to issue within the PRC short-term debentures of a principal amount not exceeding RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval was obtained.

The Company has completed the issue of the second tranche of the Company’s short-term debenture for 2010 on 2 July 2010 (the ÒDebentureÓ). The total issuing amount of the Debenture was RMB5 billion with a maturity period of 365 days, unit face value of RMB100 and interest rate of 3.20%.

Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debenture, which will be placed through book-building and issued in the national inter-bank bond market of the PRC. The proceeds from the Debenture will mainly be used to repay bank loans, improve financial structure of the Company, and supplement the short term working capital for operation.

The relevant documents in respect of the Debenture are posted on www.chinamoney.com.cn and www.chinabond.com.cn

The Debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
6 July 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    July 6, 2010